Filed by Magellan Midstream Holdings, L.P. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Holdings, L.P.

Commission File No.: 001-32745

NYSE: MGG

Date:	May 6, 2009

Contact:	Paula Farrell
(918) 574-7650
paula.farrell@magellanlp.com

MGG Announces First-Quarter Earnings

TULSA, Okla. – Magellan Midstream Holdings, L.P. (NYSE: MGG) today reported first-quarter 2009 operating profit of $56.1 million compared to $74.8 million for first quarter 2008 excluding a $26.5 million one-time gain on assignment of a third-party supply agreement during March 2008. Reported operating profit for first quarter 2008 including the one-time gain was $101.3 million. Net income was $41.2 million during first quarter 2009 versus $62.9 million in first quarter 2008 excluding the one-time gain. Reported net income for first quarter 2008 was $89.4 million.

MGG owns the general partner interest and incentive distribution rights of Magellan Midstream Partners, L.P. (NYSE: MMP) and reports its financial results on a consolidated basis with the financial results of MMP. The partnership currently has no separate operating activities apart from those conducted by MMP, and its distributable cash flow is derived from cash distributions received from MMP.

Related to first quarter 2009, MGG will receive distributions of $23.5 million from its ownership interest in MMP, almost all of which is available for distribution to MGG unitholders.

Operating profit decreased between quarters primarily due to the one-time gain on assignment of a third-party supply agreement in 2008 and due to timing of mark-to-market (MTM) adjustments for New York Mercantile Exchange (NYMEX) positions, which MMP began utilizing in late 2008. While these positions provide an economic hedge to MMP’s commodity-related activities, they do not meet the requirements for hedge accounting treatment. Accordingly, MMP now recognizes MTM adjustments at the end of each quarter, which resulted in the recognition of $10.6 million of net MTM gains in the latter half of 2008 for positions that relate to physical product sales in first quarter 2009 and $3.1 million of MTM losses in first quarter 2009 that relate to commodity positions that will settle later in 2009.

Increased financial contributions from MMP’s core fee-based transportation and terminals activities due to higher volumes for the petroleum products pipeline system and recent expansion projects partially offset the variances from the one-time gain and commodities.

An analyst call with management regarding first-quarter 2009 financial results for the partnership and MMP is scheduled today at 1:30 p.m. Eastern. To participate, dial (888) 684-1277 and provide code 4319905. Investors also may listen to the call via the partnership’s web site at http://www.mgglp.com/webcasts.asp.

Audio replays of the conference call will be available from 4:30 p.m. Eastern today through midnight on May 12. To access the replay, dial (888) 203-1112 and provide code 4319905. The replay also will be available at http://www.mgglp.com.

About Magellan Midstream Holdings, L.P.

Magellan Midstream Holdings, L.P. (NYSE: MGG) is a publicly traded partnership formed to own the general partner interest and 100% of the incentive distribution rights in Magellan Midstream Partners, L.P. (NYSE: MMP), which primarily transports, stores and distributes refined petroleum products. More information is available at http://www.mgglp.com.

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Portions of this document may constitute forward-looking statements as defined by federal law. Although management believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Additional information about issues that could lead to material changes in performance is contained in the partnership’s filings with the Securities and Exchange Commission.

MMP and MGG have filed a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (SEC) in relation to the proposed simplification of their capital structure. Investors and security holders are urged to read these documents carefully because they contain important information regarding MMP, MGG and the simplification. Once finalized, a definitive joint proxy statement/prospectus will be sent to unitholders of MMP and MGG seeking their approvals as contemplated by the simplification agreement. Once available, investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about MMP and MGG, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (877) 934-6571 or by accessing www.magellanlp.com or www.mgglp.com.

MMP, MGG and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in the annual report and proxy statement for each partnership as filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per unit amounts)

(Unaudited)

	Three Months Ended
	March 31,
	2008	2009
Transportation and terminals revenues	$144,805	$155,020
Product sales revenues	201,718	57,716
Affiliate management fee revenue	183	190

Total revenues	346,706	212,926
Costs and expenses:
Operating	55,425	60,467
Product purchases	177,568	52,630
Depreciation and amortization	21,013	23,152
General and administrative	18,290	21,136

Total costs and expenses	272,296	157,385
Gain on assignment of supply agreement	26,492	—
Equity earnings	405	519

Operating profit	101,307	56,060
Interest expense	12,939	15,552
Interest income	(296)	(221)
Interest capitalized	(1,302)	(936)
Debt placement fee amortization	168	220
Other income	—	(82)

Income before provision for income taxes	89,798	41,527
Provision for income taxes	443	357

Net income	$89,355	$41,170

Allocation of net income (a):
Non-controlling owners’ interest	$71,736	$29,148
Limited partners’ interest	18,024	12,022
General partner’s interest	(405)	—

Net income	$89,355	$41,170

Basic and diluted net income per limited partner unit	$0.29	$0.19

Weighted average number of limited partner units outstanding used for basic and diluted net income per unit calculation	62,654	62,668

(a)	The partnership adopted Statement of Financial Accounting Standard (“SFAS”) No. 160, Non-Controlling Interests in Consolidated Financial Statements on January 1, 2009. As prescribed by SFAS No. 160, the non-controlling owners’ interest is treated as a component of equity and is no longer included in expense; therefore, in the statement above, the partnership has allocated net income between the non-controlling owners’ interest, the limited partners’ interest and the general partner’s interest. For presentation and disclosure purposes, the partnership has retrospectively applied SFAS No. 160 for all periods presented.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

ALLOCATION OF NET INCOME

(In thousands, unless otherwise noted)

(Unaudited)

	Three Months Ended
	March 31,
	2008	2009
Net income	$89,355	$41,170
Net income applicable to non-controlling owner’s interest	71,736	29,148

Net income applicable to limited partners and general partner	17,619	12,022

Allocation of net income applicable to limited partners and general partner:
Direct charges to the general partner:
Reimbursable general and administrative costs	408	—

Income applicable to limited partners and general partner before direct charges to general partner	18,027	12,022
General partner’s share of income(a)	0.0141%	0%

General partner’s allocated share of net income before direct charges	3	—
Direct charges to general partner	(408)	—

Net income allocated to general partner	$(405)	$—

Net income applicable to limited partners and general partner	$17,619	$12,022
Less: net income allocated to general partner	(405)	—

Net income allocated to limited partners	$18,024	$12,022

(a)	In December 2008, the partnership acquired its general partner from MGG Midstream Holdings, L.P. and since that date its general partner has owned a non-economic interest in the partnership. Subsequent to that transaction, the general partner has not been allocated a portion of the partnership’s net income.